824711

Fosters Brewing Group

04024144

APR 05 2004

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

SUPPL

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 24-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,960,046	384,855
4	Total consideration paid or payable for the shares	$21,925,502	$1,697,211

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.44 date: 18 Mar 04 lowest price paid: $4.39 date: 22 Mar 04	highest price paid: $4.41 lowest price paid: $4.41 highest price allowed under rule 7.33: $4.65

PROCESSED
APR 09 2004
THOMSON FINANCIAL

dlw 4/8

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	194,655,099

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 25-Mar-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 23-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,750,000	210,046
4	Total consideration paid or payable for the shares	$21,001,300	$924,202

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.44 date: 18 Mar 04 lowest price paid: $4.39 date: 22 Mar 04	highest price paid: $4.40 lowest price paid: $4.40 highest price allowed under rule 7.33: $4.65

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	195,039,954

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24-Mar-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day** 22-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,500,000	1,250,000
4	Total consideration paid or payable for the shares	$15,495,550	$5,505,750

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $4.44 date: 18 Mar 04 lowest price paid: $4.40 date: 19 Mar 04	highest price paid: $4.41 lowest price paid: $4.39 highest price allowed under rule 7.33: $4.65

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	195,250,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 23-Mar-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 19-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,000,000	1,500,000
4	Total consideration paid or payable for the shares	$8,872,600.00	$6,622,950.00

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.44 date: 18 Mar 04 lowest price paid: $4.42 date: 18 Mar 04	highest price paid: $4.42 lowest price paid: $4.40 highest price allowed under rule 7.33: $4.65

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	196,500,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22-Mar-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day** 18-Mar-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	0	2,000,000
4	Total consideration paid or payable for the shares	$0	$8,872,600

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $n/a date: n/a lowest price paid: $ n/a date: n/a	highest price paid: $4.44 lowest price paid: $4.42 highest price allowed under rule 7.33: $4.63

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	198,000,000

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19-Mar-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==